UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

INDIE SEMICONDUCTOR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45569U101

(CUSIP Number)

October 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45569U101

(1) Name of reporting person: Bison Capital Partners IV, L.P.

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,109,412(a)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,109,412(a)

(9) Aggregate amount beneficially owned by each reporting person: 10,109,412

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11) Percent of class represented by amount in Row (9): 9.7%(b)

(12) Type of reporting person (see instructions): PN

(a)

Consists of shares held of record by Bison Capital Partners IV, L.P. (“Bison”).  Bison Capital Partners IV GP, L.P. (“Bison IV GP”), is the general partner of Bison. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison IV GP. Bison, Bison IV GP and Ultimate GP share voting and dispositive power over these shares. Excludes shares of Class A Common Stock and LLC interests in Ay Dee Kay, LLC (“ADK LLC”), a California limited liability company (“Post-Merger indie Units”), issuable to Bison as an additional earn-out payment in connection with the Issuer’s business combination with ADK LLC, completed on June 10, 2021, which shares are not currently issuable with 60 days of the date of this Statement.

(b)

Based on 96,241,328 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 13, 2021, plus the 8,489,975 shares of Class A Common Stock issuable upon the exchange of Post-Merger indie Units held by Bison commencing on December 10, 2021.

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CUSIP NO: 45569U101

(1) Name of reporting person: Bison Capital Partners IV GP, L.P.

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,109,412(a)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,109,412(a)

(9) Aggregate amount beneficially owned by each reporting person: 10,109,412

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11) Percent of class represented by amount in Row (9): 9.7%(b)

(12) Type of reporting person (see instructions): PN

(a)

Consists of shares held of record by Bison Capital Partners IV, L.P. (“Bison”).  Bison Capital Partners IV GP, L.P. (“Bison IV GP”), is the general partner of Bison. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison IV GP. Bison, Bison IV GP and Ultimate GP share voting and dispositive power over these shares. Excludes shares of Class A Common Stock and Post-Merger indie Units issuable to Bison as an additional earn-out payment in connection with the Issuer’s business combination with ADK LLC, completed on June 10, 2021, which shares are not currently issuable with 60 days of the date of this Statement.

(b)	Based on 96,241,328 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 13, 2021, plus the 8,489,975 shares of Class A Common Stock issuable upon the exchange of Post-Merger indie Units held by Bison commencing on December 10, 2021.

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CUSIP NO: 45569U101

(1) Name of reporting person: Bison Capital Partners GP, LLC

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,109,412(a)
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,109,412(a)

(9) Aggregate amount beneficially owned by each reporting person: 10,109,412

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11) Percent of class represented by amount in Row (9): 9.7%(b)

(12) Type of reporting person (see instructions): PN

(a)

Consists of shares held of record by Bison Capital Partners IV, L.P. (“Bison”).  Bison Capital Partners IV GP, L.P. (“Bison IV GP”), is the general partner of Bison. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison IV GP. Bison, Bison IV GP and Ultimate GP share voting and dispositive power over these shares. Excludes shares of Class A Common Stock and Post-Merger indie Units issuable to Bison as an additional earn-out payment in connection with the Issuer’s business combination with ADK LLC, completed on June 10, 2021, which shares are not currently issuable with 60 days of the date of this Statement.

(b)	Based on 96,241,328 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 13, 2021, plus the 8,489,975 shares of Class A Common Stock issuable upon the exchange of Post-Merger indie Units held by Bison commencing on December 10, 2021.

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CUSIP NO: 45569U101

Item 1(a) Name of Issuer:

indie Semiconductor, Inc. (the “Issuer”)

Item 1(b) Address of Issuer's Principal Executive Offices:

32 Journey, Suite 100

Aliso Viejo, CA 92656

Item 2(a) Name of Person(s) Filing:

Bison Capital Partners IV, L.P., Bison Capital Partners IV GP, L.P., and Bison Capital Partners GP, LLC.

Shares are held of record by Bison Capital Partners IV, L.P. (“Bison”). Bison Capital Partners IV GP, L.P. (“Bison IV GP”), is the general partner of Bison. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison IV GP. Bison, Bison IV GP and Ultimate GP share voting and dispositive power over these shares.

Douglas Trussler, Yee-Ping Chu, Lou Caballero, Peter Macdonald and Andreas Hildebrand control Bison, Bison IV GP and Ultimate GP. Each of these individuals is employed by Bison Capital Asset Management, LLC, 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401, which is in the business of providing management services to Ultimate GP and its affiliates. Each of these individuals disclaims beneficial ownership in the securities of the Issuer held by Bison.

Item 2(b) Address or Principal Business Office or, if none, Residence:

c/o Bison Capital Asset Management, LLC, 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401.

Item 2(c) Citizenship:

See Item 4 of each cover page.

Item 2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP No.:

45569U101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

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CUSIP NO: 45569U101

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP NO: 45569U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2021

Bison Capital Partners IV, L.P.

By: BISON CAPITAL PARTNERS IV GP, L.P.,

its general partner

By: BISON CAPITAL PARTNERS GP, LLC,

its general partner

By:/s/ Peter Macdonald

Name: Peter Macdonald

Title: Managing Member

Dated: October 20, 2021	Bison Capital Partners IV GP, L.P. By: BISON CAPITAL PARTNERS GP, LLC, its general partner By:/s/ Peter Macdonald Name: Peter Macdonald Title: Managing Member
Dated: October 20, 2021	By: BISON CAPITAL PARTNERS GP, LLC, By:/s/ Peter Macdonald Name: Peter Macdonald Title: Managing Member

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CUSIP NO: 45569U101

EXHIBIT INDEX

Exhibit

Exhibit A: Joint Filing Agreement.

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CUSIP NO: 45569U101

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of indie Semiconductor, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

Dated: October 20, 2021

Bison Capital Partners IV, L.P.

By: BISON CAPITAL PARTNERS IV GP, L.P.,

its general partner

By: BISON CAPITAL PARTNERS GP, LLC,

its general partner

By:/s/ Peter Macdonald

Name: Peter Macdonald

Title: Managing Member

Dated: October 20, 2021	Bison Capital Partners IV GP, L.P. By: BISON CAPITAL PARTNERS GP, LLC, its general partner By:/s/ Peter Macdonald Name: Peter Macdonald Title: Managing Member
Dated: October 20, 2021	By: BISON CAPITAL PARTNERS GP, LLC, By:/s/ Peter Macdonald Name: Peter Macdonald Title: Managing Member

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